Exhibit 99.4

IAMGOLD Corporation
Reconciliation of Canadian and United States GAAP
Years Ended December 31, 2007, 2006 and 2005

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (”U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Consolidated Statements of Earnings:

	2007	2006	2005
Net earnings (loss) from continuing operations for the year reported under Canadian GAAP	$(42,060)	$72,388	$20,494
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (a)	(51,948)	(70,693)	(16,561)
Equity earnings of Sadiola under U.S. GAAP (a)	21,851	36,213	8,945
Equity earnings of Yatela under U.S. GAAP (a)	24,364	37,241	1,931
Exploration expensed (b)	(22,190)	(9,656)	(962)
Stock-based compensation (c)	-	(2)	(4)
Amortization of royalty interests (d)	(495)	111	(775)
Interest income (f)	-	145	-
Non-hedge derivative gain (f)	-	(40)	-
Warrants (g)	13,232	(2,712)	-
Forward sales liability (h)	(370)	623	-
Other	201	-	-
Income taxes on items (b) through (h)	6,266	1,464	249
Net earnings (loss) from continuing operations, U.S. GAAP	$(51,149)	$65,082	$13,317
Net earnings from discontinued operations	-	93	-
Net earnings (loss), U.S. GAAP	$(51,149)	$65,175	$13,317

	2007	2006	2005
Basic and diluted net earnings (loss) from continuing operations per share	$(0.17)	$0.35	$0.09
Basic and diluted net earnings (loss) per share	$(0.17)	$0.35	$0.09
Dividends per share	$0.06	$0.06	$0.06

Consolidated Statements of Comprehensive Income:

The statements of comprehensive income for the years ended December 31, 2007, 2006 and 2005 would be presented as follows on a U.S. GAAP basis:

	2007	2006	2005
Net earnings (loss), U.S. GAAP	$(51,149)	$65,175	$13,317
Other comprehensive income (loss):
Marketable securities (e)	(2,245)	1,439	(258)
Cumulative translation adjustment	28,895	(4,836)	-
Comprehensive income (loss), U.S. GAAP	$(24,499)	$61,778	$13,059

Consolidated Statements of Shareholders’ Equity:

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2007	2006	2005
Shareholders’ equity based on Canadian GAAP	$1,751,316	$1,773,351	$411,002
Impact on shareholders’ equity of U.S. GAAP adjustments:
Equity accounting of Sadiola and Yatela (a)	(13,052)	(7,319)	(10,078)
Accumulated exploration expensed (b)	(33,795)	(10,618)	(962)
Accumulated amortization of royalty interests (d)	(2,058)	(1,563)	(1,674)
Interest income (g)	-	145	-
Non-hedge derivative gain (g)	-	(40)	-
Warrants (h)	(13,872)	(27,115)	-
Forward sales liability (i)	253	623	-
Income taxes on items (b) through (h)	8,291	2,025	561
Marketable securities (e)	-	1,417	(22)
Shareholders’ equity based on U.S. GAAP	$1,697,083	$1,730,906	$398,827

Consolidated Statements of Cash Flows:

Cash flows from operating activities, financing activities and investing activities would be presented as follows on a US GAAP basis:

	2007	2006	2005
Operating Activities	$65,484	$3,425	$8,922
Investing Activities	(50,799)	43,141	3,457
Financing Activities	(41,380)	(11,450)	(836)
Cash from (used in) discontinued operations	28,451	(1,579)	-

(a)	Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Exploration and development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)	Financial instruments:

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company’s proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment and (c) distributions from the joint ventures.

(iv)	Deferred stripping costs:

Under Canadian GAAP, the Company capitalized deferred stripping costs at Yatela, at January 1, 2007, and stripping costs incurred during the year relating to betterments. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs in conjunction with Emerging Issues Task Force (EITF) 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, and Statement of Financial Accounting Standards (SFAS) 151, Inventories. Opening balances capitalized under Canadian GAAP were expended under US GAAP in prior years.

(v)	Future income taxes:

Tax adjustments related to the above items.

(b)	Exploration expensed:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

(d)	Amortization of royalty interests:

Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property’s reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

(e)	Marketable securities and convertible debenture receivable:

Under Canadian GAAP, since January 1, 2007, marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price. Unrealized gains or losses related to changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security is sold or other than temporarily impaired.  When it is sold or other than temporarily impaired, the accumulated variation in OCI is reversed and the actual gain or loss on disposal is accounted for in the statement of earnings. The Company also owns warrants included in marketable securities. These warrants were measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in market value are reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings. Before January 1, 2007, investments in marketable securities were recorded at cost under Canadian GAAP.

Under U.S. GAAP, marketable securities are accounted as per the rules adopted under Canadian GAAP on January 1, 2007 for all periods presented.

(f)	Gold receivable:

Under Canadian GAAP, since January 1, 2007, gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”. Before January 1, 2007, the gold receivable was revaluated at each balance sheet date at the current spot price and the variation was accounted for under the “non-hedge derivative gain” caption in the statement of earnings. The discount was amortized up to the time of deliveries and accounted for under the “investment income” caption in the statement of earnings.

Under U.S. GAAP, the gold receivable was accounted for in the same manner as the new Canadian standards adopted in January 2007 for all periods presented.

(g)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

(h)	Forward sales liability:

Under Canadian GAAP, forward gold sales contracts for the Mupane mine are accounted for as normal purchase and sale contracts from the date of acquisition. Under U.S. GAAP, the forward contracts were accounted for as normal purchase and sale contracts from June 26, 2006, the date documentation of the accounting treatment for these contracts was finalized. Prior to June 26, 2006, the forward contracts were accounted for on a mark-to-market basis.

Consolidated Balance Sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

IMG Consolidated
CONSOLIDATED BALANCE SHEET - US GAAP
(US dollars)
December 31, 2007 and 2006

	2007		2006
ASSETS	$		$
Current Assets:
Cash and cash equivalents		95,693		93,937
Short term deposits		-		39
Gold bullion		53,982		49,012
Receivables and other current assets		59,082		43,547
Inventories		71,808		44,954
Current assets held for sale		-		17,924
		280,565		249,413
Other long-term assets		31,497		48,377
Equity investments		217,687		195,181
Royalty interests		32,779		38,224
Mining assets		958,224		903,244
Exploration and development		191,677		284,275
Goodwill		361,648		464,975
Other intangible assets		15,104		-
Long-term assets held for sale		-		33,166
		2,089,181		2,216,855
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		89,465		86,104
Dividends payable		17,625		17,570
Current portion of long-term liabilities		31,033		69,591
Deferred revenues		2,147		0
Current liabilities relating to assets held for sale		-		9,240
		140,270		182,505
Long-term liabilities:
Long-term debt		5,696		9,625
Future income and mining tax liability		145,150		180,366
Asset retirement obligations		61,747		32,350
Accrued benefit liability		6,360		6,321
Warrants		13,872		27,115
Long-term portion of forward sales liability		10,424		28,093
Long-term liabilities relating to assets held for sale		-		15,862
		243,249		299,732
Non-controlling interest		8,579		3,712
Shareholders' equity:
Common shares		1,642,661		1,635,536
Stock-based compensation		20,067		19,186
Share purchase loans		-		(295)
Retained earnings		11,124		79,898
Accumulated other comprehensive income		23,231		(3,419)
		1,697,083		1,730,906
		2,089,181		2,216,855

Recently issued accounting pronouncements:

(a)	Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Adoption of this statement did not have a material impact on the Company’s financial statements.

(b)	Fair value measurements:

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and have been delayed until after November 15, 2008 for non-financial assets. The Company is currently evaluating the impact of the adoption this statement will have on its financial statements.

(c)	Fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specific election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 may have on its financial statements.

(d)	Business combinations:

The FASB issued, FAS 141(R), Business combinations. This pronouncement retains the fundamental requirements in FAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The following are some of the significant changes this new statement makes to how the acquisition method is applied:

•	Measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values;
•	Recognizing assets acquired and liabilities assumed arising from contingencies;
•	Recognizing contingent consideration at the acquisition date, measured at its fair value;
•	Recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

This pronouncement will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this pronouncement accordingly.

(e)	Non-controlling interests in consolidated financial statements:

The FASB issued FAS 160, Non-controlling interests in consolidated financial statements which amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. This pronouncement will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this pronouncement accordingly.

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